FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the Three Month Period Ended March 31, 2003

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

(Translation of registrant’s name into English)

 Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO HOLDING N.V.

ABN AMRO BANK N.V.

INDEX TO EXHIBITS

Item
1.	Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP for the Three Month Period Ended March 31, 2003

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-89136, 333-74436, 333-84044 and 333-81400.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V. (Registrant)
Date: May 16, 2003	By:	/s/ R.W.J. Groenink

	Name:	R.W.J. Groenink
	Title:	Member of the Managing Board

	By:	/s/ W.G. Jiskoot

	Name:	W.G. Jiskoot
	Title:	Member of the Managing Board

ABN AMRO BANK N.V. (Registrant)
Date: May 16, 2003	By:	/s/ R.W.J. Groenink

	Name:	R.W.J. Groenink
	Title:	Member of the Managing Board

	By:	/s/ W.G. Jiskoot

	Name:	/s/ W.G. Jiskoot
	Title:	Member of the Managing Board

Item 1

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Consolidated Ratio of Earnings to Fixed Charges Calculated under Dutch GAAP

		Year Ended December 31,

	Three Month Period Ended March 31,
	2003	2002	2001	2000	1999	1998

	(in EUR millions except ratios)
Excluding Interest on Deposits(1)
Operating Profit before Taxes	1,079	3,388	4,428	3,825	4,250	2,898
Add: Fixed Charges	807	4,153	4,664	5,014	3,902	3,014

Earnings before Taxes and Fixed Charges	1,886	7,541	9,092	8,839	8,152	5,912

Fixed Charges	807	4,153	4,664	5,014	3,902	3,014

Ratio of Earnings to Fixed Charges	2.34	1.82	1.95	1.76	2.09	1.96

Including Interest on Deposits(1)
Fixed Charges as above	807	4,153	4,664	5,014	3,902	3,014
Add: Interest on deposits	2,798	13,372	20,259	22,818	16,483	15,422

Total Fixed Charges and Interest on deposits	3,605	17,525	24,923	27,832	20,385	18,436

Earnings before Taxes and Fixed Charges	1,886	7,541	9,092	8,839	8,152	5,912
Add: Interest on deposits	2,798	13,372	20,259	22,818	16,483	15,422

Earnings before Taxes and Fixed Charges and Interest
on deposits	4,684	20,913	29,351	31,657	24,635	21,334

Ratio of Earnings to Fixed Charges	1.30	1.19	1.18	1.14	1.21	1.16

(1) Deposits include Banks and Total customer accounts.